Exhibit 99.7

Stevanato Group S.p.A.

Ordinary and Extraordinary Shareholders’ Meeting

on June 1, 2022

Item 4 of the Agenda - Additional remuneration of the External Auditor EY S.p.A. for the auditing of the consolidated financial statements for the financial year ended on December 31, 2021, and for the financial year ending on December 31, 2022, to be conducted in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB); related resolutions.

Substantiated proposal of the Audit Committee

Dear Shareholders,

following the listing of the ordinary shares of Stevanato Group S.p.A. (“Stevanato” or the “Company”) on the New York Stock Exchange, Stevanato is required to appoint an external auditor to conduct an audit on the Company’s annual consolidated financial statements in accordance with the auditing standards set out by the Public Company Accounting Oversight Board (PCAOB) and to express an opinion on whether such statements are presented fairly and, in all material respects, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which must be included in the Company’s annual report to be filed with the Security and Exchange Commission (SEC) on Form 20-F.

It must be highlighted that such auditing activity on the Company’s annual consolidated financial statements, as well as the opinion expressed in relation thereto, are different, respectively, from the audit conducted on the consolidated financial statements according to the Italian GAAP (ISA Italia) as issued by the International Auditing and Assurance Standards Board (IAASB), and from the opinion expressed based on such standards, pursuant to the Italian law provisions, by the Company’s current external auditor EY S.p.A., appointed by the shareholders at the meeting of June 11, 2020.

In such connection, on October 25, 2021, EY S.p.A. presented to Stevanato an offer to perform, in addition to the auditing services carried out under Italian law, the audit of the annual consolidated financial statements for the financial year ended on December 31, 2021, in accordance with the PCOAB standards and under the terms of the applicable SEC and PCOAB provisions, and express the relevant opinion, for an annual additional compensation estimated in Euro 380,000.00.

Additionally, on March 3, 2022, EY S.p.A. presented to the Company an offer to perform, in addition to the auditing services carried out under Italian law, the audit of the annual consolidated financial statements for the financial year ending on December 31, 2022, as well as the review of the quarterly consolidated financial statements as of March 31, June 30 and September 30, 2022, in accordance with the PCOAB standards and under the terms of the applicable SEC and PCOAB provisions, and express the relevant opinions, for an annual additional compensation estimated in Euro 635,000.00.

As set forth by both the Italian Legislative Decree no. 39/2010 and the SEC and PCOAB provisions, and in compliance with the Charter of Stevanato’s Audit Committee, at the meetings of November 5, 2021, and April 8, 2022, the Audit Committee expressed a positive opinion on the offers presented by EY S.p.A.

In particular, the Audit Committee considered it advisable that Stevanato accepts the offer by the current external auditor EY S.p.A. and extends the appointment of EY S.p.A. to perform also the aforementioned auditing services for the following reasons:

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it is appropriate that the audit of the consolidated financial statements of the Company is performed by the same external auditor for both Italian law and US regulations purposes, in order to avoid the redundancy of auditing activities and reviews on the same by the Audit Committee, along with the inefficiencies and expenses which would derive from the appointment of two different external auditors;

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the additional remuneration requested by EY S.p.A. for the auditing of Stevanato’s consolidated financial statements for the financial year ended on December 31, 2021, and for the financial year ending on December 31, 2022, as well as for the reviewing of the quarterly consolidated financial statements as of March 31, June 30 and September 30, 2022, in accordance with the PCOAB standards and pursuant to the applicable SEC and PCOAB provisions, as specified in the offers presented to the Company on October 25, 2021, and on March 3, 2022, is adequate in light of the complexity of the activity to be carried out and of the responsibilities to be assumed by the external auditor and in line with the market standards, based on the knowledge of the Audit Committee members.

In consideration of the foregoing, pursuant to Article 13 of the Italian Legislative Decree no. 39/2010, as resolved at the Audit Committee’s meeting of April 8, 2022, we submit to you, in relation to item 4 of the agenda of the shareholders’ meeting convened on June 1, 2022, the proposal to:

1.

extend the appointment of the Company’s External Auditor EY S.p.A. to the performance, in addition to the auditing services carried out following the appointment resolved by the shareholders’ meeting of June 11, 2020, of the audit of Stevanato’s consolidated financial statements for the financial year ended on December 31, 2021, and for the financial year ending on December 31, 2022, as well as of the review of quarterly consolidated financial statements as of March 31, June 30 and September 30, 2022, in accordance with the PCOAB standards and under the terms of the applicable SEC and PCOAB provisions; and

2.

grant to EY S.p.A., as consideration for the performance of the audit of Stevanato’s consolidated financial statements for the financial year ended on December 31, 2021, the additional annual compensation of Euro 380,000.00, as specified in the offer presented by EY S.p.A. on October 25, 2021, and, as consideration for the performance of the audit of Stevanato’s consolidated financial statements for the financial year ending on December 31, 2022, and of the review of quarterly consolidated financial statements as of March 31, June 30 and September 30, 2022, the additional estimated annual compensation of Euro 635,000.00, as specified in the offer presented by EY S.p.A. on March 3, 2022.

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Piombino Dese, April 8, 2022.

The Chairman of the Audit Committee

William Federici